SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

SunOpta Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

8676EP108
(CUSIP Number)

Tourbillon Capital Partners, L.P.

888 Seventh Avenue, 32nd Floor

New York, NY 10019

Attention: Naama Rosen

(212) 554-2528

with a copy to:

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 27, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 8676EP108	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Tourbillon Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,450,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,450,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,450,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 8676EP108	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Tourbillon Global Long Alpha Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 160,795
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 160,795
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 160,795
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 8676EP108	SCHEDULE 13D/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Tourbillon Global Long Alpha Fund, Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 587,779
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 587,779
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 587,779
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 8676EP108	SCHEDULE 13D/A	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON Tourbillon Global Master Fund, Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,701,426
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,701,426
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,701,426
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 8676EP108	SCHEDULE 13D/A	Page 6 of 9 Pages

1	NAME OF REPORTING PERSON Jason H. Karp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,450,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,450,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,450,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 8676EP108	SCHEDULE 13D/A	Page 7 of 9 Pages

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On May 27, 2016, Tourbillon sent a letter (the “Board Letter”) to the Board of Directors (the “Board”) of the Issuer, highlighting the Issuer’s poor share price performance over the last two years. In the Board Letter, Tourbillon noted its belief that there is strategic interest in the Issuer and has recommended that the Issuer engage an independent investment bank to advise on a value maximization process that includes consideration of a sale, which Tourbillon believes has the potential to yield a substantial premium to the Issuer’s recent share price as well as to the long-term, risk-adjusted standalone trading value. The foregoing description of the Board Letter is qualified in its entirety by reference to the Board Letter, which is filed herewith as Exhibit 2.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) of the Schedule 13D is hereby amended and restated to read as follows:

(a)

The aggregate percentage of Shares reported owned by each person named herein is based upon 85,509,835 Shares outstanding, which is the total number of Shares outstanding as of May 6, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2016.

As of the close of business on February 3, 2016, Long Alpha LLC owned directly 160,795 Shares, constituting less than 1% of the Shares outstanding, Long Alpha Ltd owned directly 587,779 Shares, constituting less than 1% of the Shares outstanding and Global Master Fund owned directly 7,701,426 Shares, constituting approximately 9.0% of the Shares outstanding. By virtue of their respective relationships with the Funds discussed in further detail in Item 2, each of Tourbillon and Mr. Karp may be deemed to beneficially own the Shares owned directly by the Funds.

CUSIP No. 8676EP108	SCHEDULE 13D/A	Page 8 of 9 Pages

Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The first two of Item 6 of the Schedule 13D are hereby amended and restated to read as follows:

Each of Long Alpha LLC, Long Alpha Ltd and Global Master Fund have entered into notional principal amount derivative agreements (the “Derivative Agreements”) in the form of cash settled swaps with respect to 903,672, 4,691,328 and 7,065,515 Shares, respectively (representing economic exposure comparable to approximately 1.1%, 5.5% and 8.3% of the Shares, respectively). Collectively, the Derivative Agreements held by the Reporting Persons represent economic exposure comparable to an interest in approximately 14.8% of the Shares outstanding. The Derivative Agreements provide each of Long Alpha LLC, Long Alpha Ltd and Global Master Fund with economic results that are comparable to the economic results of ownership. The Derivative Agreements do not provide the Reporting Persons with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Derivative Agreements (such shares, the “Subject Shares”). The Reporting Persons disclaim beneficial ownership in the Subject Shares. The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.

Global Master Fund has purchased from counterparties 16,083 cash-settled call options representing 1,608,300 Shares each with a strike price ranging from $5.00 to $7.50 and with an expiration date of June 17, 2016 (collectively, the “Cash Settled Call Options”). The Cash Settled Call Options do not provide the Reporting Persons with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Cash Settled Call Options (such shares, the “Cash Settled Call Option Subject Shares”). The Reporting Persons disclaim beneficial ownership in the Cash Settled Call Option Subject Shares. The counterparties to the Cash Settled Call Options are unaffiliated third party financial institutions.

Item 7.	EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description

2	Board Letter, dated May 27, 2016.

CUSIP No. 8676EP108	SCHEDULE 13D/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 27, 2016

TOURBILLON GLOBAL LONG ALPHA FUND, LLC

By:	Tourbillon Capital Partners, L.P., Investment Manager

By:	/s/ Brian A. Kessler
	Name:	Brian A. Kessler
	Title:	Chief Financial Officer

TOURBILLON GLOBAL LONG ALPHA FUND, LTD

By:	Tourbillon Capital Partners, L.P., Investment Manager

By:	/s/ Brian A. Kessler
	Name:	Brian A. Kessler
	Title:	Chief Financial Officer

TOURBILLON GLOBAL MASTER FUND, LTD

By:	Tourbillon Capital Partners, L.P., Investment Manager

By:	/s/ Brian A. Kessler
	Name:	Brian A. Kessler
	Title:	Chief Financial Officer

Tourbillon Capital Partners, L.P.

By:	/s/ Brian A. Kessler
	Name:	Brian A. Kessler
	Title:	Chief Financial Officer

/s/ Jason H. Karp
JASON H. KARP